Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT SETS RECORD RESULTS WITH 41% INCREASE REVENUES AND
83% INCREASE IN ADJUSTED NET INCOME IN FIRST QUARTER 2007

Highest Quarter Performance in Company History

Main Highlights (compared to first quarter 2006)
■	Revenues increased 41% to $13.3 million
■	Adjusted net income up 83% to $2.7 million, or $0.16 per share
■	GAAP net income up 68% to $2.6 million, or $0.15 per share
■	Adjusted EBITDA up 28% reaching $3.5 million

OMER, Israel – May 8, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three months ended March 31, 2007.

Revenues for the first quarter of 2007 totaled $13.3 million, an increase of 40.9% compared to $9.4 million in the first quarter of 2006.

Operating income for the first quarter of 2007 totaled $2.7 million, a 22.6% increase compared to $2.2 million, as reported in the first quarter of 2006.

Adjusted net income for the first quarter of 2007 totaled $2.7 million, or 20.4% of revenues, an increase of 83.2% compared to $1.5 million, or 15.7% of revenues, in the first quarter of 2006. Adjusted net income per diluted share totaled $0.16, compared to $0.11 in the first quarter of 2006. Adjusted EBITDA for the first quarter of 2007 totaled $3.5 million, an increase of 28.4% compared to $2.7 million in the first quarter of 2006.

Net income on a GAAP basis for the first quarter of 2007 was $2.6 million, or 19.8% of revenues, an increase of 68.2% compared to $1.6 million, or 16.6% of revenues, in the first quarter of 2006. Net income per diluted share on a GAAP basis was $0.15, compared with $0.12 in the first quarter of 2006.

David Rivel, CEO of RRSat commented, “We start 2007 with another strong quarter for the company in terms of record top and bottom line performance, and the best in the company’s history. We experienced strong double digit growth and healthy cash generation, which provide us with the necessary resources to continue to grow and take the company to the next level.”

Mr. Rivel added, “During the first quarter we commenced 17 new contracts – 8 of which were with new customers that chose RRSat to extend their global reach, and 9 with existing customers that expanded service offerings to take advantage of our broad global satellite network to transmit their channels to new regions and households spanning the globe. This quarter was also a key quarter in terms of further enhancing and broadening our offering as we signed several new partnerships with leading satellite organizations in Europe, the US and Asia, and laid additional fiber infrastructure in key locations such as Moscow, New York and Washington DC.”

“Looking ahead, we expect the remainder of 2007 to continue to be an exciting year for RRSat in terms of strong organic growth, as well as potential for new and diverse complementary growth opportunities in the US and Europe, through potential acquisitions and partnerships. We are increasing our annual 2007 revenue guidance to the range of $55.5 – $56.0 million, with second quarter revenues expected to be in the range of $13.5 – $13.8 million,” concluded Mr. Rivel

Conference Call Information

Conference call scheduled later today, May 8, 2007 at 10am EST. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1 888 668 9141
UK Dial-in Numbers:	0 800 917 5108
Israel Dial-in Number:	03 918 0610
International Dial-in Number:	+972 3 918 0610

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRSat’s website at: www.rrsat.com. In addition, a telephone replay of the call will be available for two days following the call. The replay numbers are: 1 888 254 7270 (US); 0 800 917 4256 (UK) and +972 3 925 5927 (International).

Use of Non- GAAP Financial Measures

RRSat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRSat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease, and one-time expenses in the fourth quarter of 2006 relating to the IPO.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding income taxes and one-time expenses in the fourth quarter of 2006 relating to the IPO, non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRSat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRSat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRSat Global Communications Network Ltd.

RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provides these services to more than 365 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRSat Global Communications Network Ltd. and its subsidiary company,

Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended December 31, 2006
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$13,275	$9,423	$43,284

Cost of revenues	8,470	5,913	27,451

Gross profit	4,805	3,510	15,833

Operating expenses

Sales and marketing	662	490	1,831

General and administrative	1,435	812	3,588

One time fees associated
with the IPO	-	-	1,000

Total operating expenses	2,097	1,302	6,419

Operating income	2,708	2,208	9,414

Interest and marketable
securities income	569	55	450

Currency fluctuation and
other financing income, net	8	2	374

Changes in fair value of
embedded currency
conversion derivatives	28	124	243

Other income, net	-	-	4

Income before taxes on income	3,313	2,389	10,485

Income taxes	688	828	3,180

Net income	$2,625	$1,561	$7,305

Income per ordinary share
Basic income per ordinary shares	0.15	0.12	0.53

Diluted income per ordinary
share	0.15	0.12	0.53

Weighted average number of ordinary
shares used to compute basic income per
ordinary share	17,242,300	13,047,300	13,746,467

Weighted average number of ordinary
shares used to compute diluted income
per ordinary share	17,313,715	13,129,200	13,793,694

RRSat Global Communications Network Ltd and its subsidiary company,

Reconciliation of Adjusted Net Income and Adjusted EBITDA

Unaudited, in thousands

	Three months ended		Year ended
	March 31,	March 31,	December 31,
	2007	2006	2006

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,625	$1,561	$7,305
Non-cash equity-based compensation charge	105	3	117
Changes in fair value of embedded currency
conversion derivatives	(28)	(124)	(243)
Change in deferred tax on embedded derivatives	8	38	71
One time Management fees	-	-	1,000
Taxes on one time management fees			(155)

Adjusted net income	2,710	1,478	8,095

	Three months ended		Year ended
	March 31,	March 31,	December 31,
	2007	2006	2006

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$2,625	$1,561	$7,305
Interest and marketable securities (income)	(569)	(55)	(450)
Currency fluctuation and other financial
(income) expenses, net	(8)	(2)	(374)
Changes in fair value of embedded currency
conversion derivatives	(28)	(124)	(243)
Other expenses (income), net	-	-	(4)
Income tax expense	688	828	3,180
One time Management fees	-	-	1,000
Non-cash equity-based compensation charge	105	3	117
Depreciation and amortization	670	500	2,274

Adjusted EBITDA	3,483	2,711	12,805

RRSat Global Communications Network Ltd. and its subsidiary company,

Consolidated Balance Sheets

In thousands, except share data

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	$24,812	$51,393
Marketable securities	13,335	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,228
and $ 987 as of March 31, 2007 and December 31,
2006, respectively)	9,450	10,187
Other	964	797
Fair value of embedded currency conversion derivatives	704	743
Related parties	145	64
Deferred taxes	245	184
Prepaid expenses	941	215

Total current assets	50,596	65,037

Deposits and long-term receivables	848	1,018

Marketable securities	16,575	-

Assets held for employee severance payments	678	626

Fixed assets, at cost, less accumulated depreciation
and amortization	12,553	12,452

Total assets	$81,250	$79,133

RRSat Global Communications Network Ltd. and its subsidiary company,

Consolidated Balance Sheets (cont'd)

In thousands, except share data

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Account payable:
Trade	$4,257	$4,488
Other	1,857	1,845
Fair value of embedded currency conversion derivatives	343	410
Related parties	30	27
Deferred income	3,444	3,992

Total current liabilities	9,931	10,762

Long-term liabilities
Deferred income	3,985	3,945
Liability in respect of employee severance payments	820	660
Deferred taxes	439	421

Total long-term liabilities	5,244	5,026

Total liabilities	15,175	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of March 31, 2007 and December 31, 2006,
17,242,300 shares issued and fully paid as of
March 31, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,385	51,280
Retained earnings	14,650	12,025

Total shareholders' equity	$66,075	$63,345

Total liabilities and shareholders' equity	$81,250	$79,133

RRSat Global Communications Network Ltd. and its subsidiary company,

Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31, 2007	March 31, 2006	December 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	$2,625	$1,561	$7,305
Adjustments required to reconcile net income to net cash
provided by operating activities

Depreciation and amortization	670	500	2,274
Provision for losses in account receivable	241	-	618
Deferred taxes	(43)	(24)	32
Changes in liability for employee severance payments, net	108	68	23
Capital gains on sale of fixed assets, net	-	-	(1)
Interest on securities held to maturity	(154)
Expenses in relation of options granted	105	3	117
Changes in fair value of embedded currency conversion
derivatives	(28)	(124)	(243)

Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(3,124)	32	(232)
Decrease (increase) in account receivable - trade	496	(652)	(5,180)
Increase in related parties, net	(78)	-	(37)
Decrease (increase) in account receivable - other	(167)	16	25
Decrease (increase) in prepaid expenses	(726)	(47)	127
Increase (decrease) in deposits and long-term receivables	170	2	(227)
Increase (decrease) in account payables	(219)	2,342	1,912
Increase (decrease) in deferred income	(508)	(1,191)	3,306

Net cash provided by operating activities	$(632)	$2,486	$9,819

RRSat Global Communications Network Ltd. and its subsidiary company,

Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended		Year ended
	March 31. 2007	March 31. 2006	December 31. 2006
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from investing activities
Investment in fixed assets	$(771)	$(2,123)	$(5,903)
Investment in securities held to maturity	(25,178)	-	-
Proceeds from sale of fixed assets	-	-	1

Net cash used in investing activities	(25,949)	(2,123)	(5,902)

Cash flows from financing activities
Dividend paid	$-	$-	$(1,975)
Proceeds from issuance of ordinary shares, net of
offering costs of $ 5,046	-	-	47,391

Net cash provided by (used in) financing activities	$-	$-	$45,416

Increase (decrease) in
cash and cash equivalents	$(26,581)	$363	$49,333

Balance of cash and cash equivalents at beginning
of period	51,393	2,060	2,060

Balance of cash and cash equivalents at end
of period	$24,812	$2,423	$51,393

A. Supplementary cash flow information

Interest paid	-	-	1
Income taxes paid	$1,008	$753	$2,941